EXHIBIT 3.1c

Amendment to the

Amended and Restated Bylaws of

Global Imaging Systems, Inc.

Section 4.3. of the Amended and Restated Bylaws of Global Imaging Systems, Inc. shall be amended in the following manner:

Delete the first sentence of the paragraph and insert the following sentence as the first sentence of the paragraph:

The President may be the Chief Executive Officer of the Corporation and shall have full responsibility and authority for management of the operations of the Corporation and shall have and perform such other duties as may be prescribed by the stockholders, the Board or the Executive Committee (if any).

The above amendment to the Amended and Restated Bylaws of the Company was adopted by the Board of Directors on July 29, 2003.

/s/ Raymond Schilling

Raymond Schilling Secretary